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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Enterra Energy Corp. as Administrator of Enterra Energy Trust

We consent to the incorporation by reference in this amendment No. 1 to the annual report on Form 40-F of our auditors' report dated March 23, 2007 on the consolidated balance sheets of Enterra Energy Trust as at December 31, 2006 and 2005, and the consolidated statements of earnings (loss) and deficit and cash flow for each of the years in the two-year period ended December 31, 2006.

We also consent to the incorporation by reference of our report in the Registration Statement (No. 333-129601) on Form F-10, in the Registration Statement (No. 333-120996) on Form S-8 and in the Registration Statements (No. 333-113609 and No. 333-1153 18) on Form F-3 of the Trust.

Chartered Accountants country-regioncountry-regionCalgary, country-regionCanada

April 19, 2007

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association